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                             June 2, 2022

       Christopher van Tienhoven
       Chief Executive Officer
       Patagonia Gold Corp.
       2200 HSBC Building, 885 West Georgia Street
       Vancouver, British Columbia Canada
       V6C 3E8

                                                        Re: Patagonia Gold
Corp.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed May 2, 2022
                                                            File No. 333-182072

       Dear Mr. van Tienhoven:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021 Filed May 2, 2022

       Item 4. Information on the Company
       D. Property, Plant, and Equipment, page 45

   1. We note your disclosure of mineral resources, including mineral resources for the Cap-
                                                        Oeste property and the
Calcatreu property, which are identified as material properties in your disclosures.
Please file your technical report summaries in support of your mineral resources for your
material properties as required by Item 1302 (b)(2)(i) of Regulation S-
                                                        K.
   2. Please disclose the point of reference associated with your mineral resources as required by Item 1303 (b)(3)(v)
of Regulation S-K; for example in-situ, mill feed, etc.
              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Christopher van Tienhoven
Patagonia Gold Corp.
June 2, 2022
Page 2

action by the staff.

       You may contact John Coleman at 202-551-3610 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments.



                                                       Sincerely,
FirstName LastNameChristopher van Tienhoven
                                                       Division of Corporation
Finance
Comapany NamePatagonia Gold Corp.
                                                       Office of Energy &
Transportation
June 2, 2022 Page 2
cc:       Antonio Martinis
FirstName LastName